UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

GSE Holding, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

36191X 100
 (CUSIP Number)

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attn: Gerald T. Nowak, P.C.
     Theodore A. Peto
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D (this “Statement”), and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Code Hennessy & Simmons IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,396,710(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,396,710(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,743,634(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1) Due to the Amended and Restated Stockholders Agreement (further described in Item 4 below), dated as of February 15, 2012 (the “Stockholders Agreement”), by and among GSE Holding, Inc., a Delaware corporation (the “Issuer”), Code Hennessy & Simmons IV LP, CHS Associates IV and certain other stockholders of the Issuer (the “Other Stockholders”), this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own 653,076 shares of common stock of the Issuer, $0.01 par value per share (the “Common Stock”), beneficially owned by the Other Stockholders as of the date of this Statement (the “Other Stockholder Shares”). This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,396,710 shares of Common Stock, or 58.9%.

(2) Based on 19,338,454 shares of Common Stock outstanding as of May 10, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012 (the “Reported Shares Outstanding”).

1.	NAME OF REPORTING PERSON CHS Management IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,396,710(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,396,710(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,743,634(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1) Due to the Stockholders Agreement, this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,396,710 shares of Common Stock, or 58.9%.

(2) Based on the Reported Shares Outstanding.

1.	NAME OF REPORTING PERSON CHS Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,396,710(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,396,710(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,743,634(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(1)(2)
14.	TYPE OF REPORTING PERSON OO

(1) Due to the Stockholders Agreement, this reporting person (formerly Code Hennessy & Simmons LLC) may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,396,710 shares of Common Stock, or 58.9%.

(2) Based on the Reported Shares Outstanding.

1.	NAME OF REPORTING PERSON CHS Associates IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,396,710(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,396,710(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,743,634(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1) Due to the Stockholders Agreement, this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,396,710 shares of Common Stock, or 58.9%.

(2) Based on the Reported Shares Outstanding.

EXPLANATORY NOTE

Prior to the filing of this Statement, the Reporting Persons (as defined in Item 2 below) were entitled to report their beneficial ownership of the Common Stock on a Schedule 13G in reliance on Section 13(d)(6)(B) of the Act and Rule 13d-1(d) promulgated thereunder.

Due to the Stockholders Agreement, each of the Reporting Persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. Each of the Reporting Persons expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares.

As of June 4, 2012, however, the Reporting Persons may be deemed to have acquired greater than two percent of the Common Stock during the twelve-month period preceding such date.  Accordingly, the Reporting Persons are filing this Statement pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement relates to the shares of Common Stock of the Issuer.  The principal executive office and mailing address of the Issuer is 19103 Gundle Road, Houston, Texas 77073.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by each of the following persons: (i) Code Hennessy & Simmons IV LP (“CHS IV”), (ii) CHS Management IV LP (“CHS Management”), (iii) CHS Capital LLC (“CHS LLC”) and (iv) CHS Associates IV (“CHS Associates” and together with CHS IV, CHS Management and CHS LLC, the “Reporting Persons”). The Reporting Persons do not affirm the existence of a group and are filing this Statement jointly pursuant to Rule 13d-1(k) under the Act.

CHS IV

CHS IV is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS IV is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to General Instruction C to Schedule 13D of the Act, certain information with respect to CHS Management, the general partner of CHS IV, is set forth below.

CHS Associates

CHS Associates is an Illinois limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS Associates is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to General Instruction C to Schedule 13D of the Act, certain information with respect to CHS LLC, the general partner of CHS Associates, is set forth below.

CHS Management

CHS Management is a Delaware limited partnership, the principal business of which is serving as the general partner of CHS IV. The principal business and office address of CHS Management is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to General Instruction C to Schedule 13D of the Act, certain information with respect to CHS LLC, the general partner of CHS Management, is set forth below.

CHS LLC

CHS LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of CHS Associates, CHS Management and other investment entities. The principal business and office address of CHS LLC is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the partners and executive officers of CHS LLC is set forth below.

Partners and Executive Officers

The partners of CHS LLC are Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, David O. Hawkins and Richard A. Lobo, and the executive officer of CHS LLC is Michael L. Keesey, who is its Chief Financial Officer. The business address of each partner and executive officer is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606 and each such person is a citizen of the United States.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of the Reporting Persons, if applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Excluding shares received as a result of the November 22, 2011 3.621-for-1 stock split (described in the immediately following paragraph), all of the shares of Common Stock beneficially owned by the Reporting Persons were acquired on May 18, 2004, in connection with the acquisition of Gundle/SLT Environmental, Inc., for $18.50 per share.  The source of funds used for the purchase of the Common Stock was the working capital of the Reporting Persons.

On November 22, 2011, the Issuer’s Board of Directors and stockholders approved a 3.621-for-1 stock split in connection with the Issuer’s initial public offering.  No additional consideration was paid to the Issuer in connection with the November 22, 2011 3.621-for-one stock split.

As more fully described in Item 4 hereof, the Issuer, CHS IV and CHS Associates entered into the Stockholders Agreement with the Other Stockholders, who are the beneficial owners of an aggregate of 653,076 shares of Common Stock as of the date of this Statement.  Each of the Reporting Persons may be deemed to have acquired beneficial ownership of such shares.  However, each of the Reporting Persons expressly disclaims any beneficial ownership of such shares.

The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On February 15, 2012, in connection with the consummation of the Issuer’s initial public offering, the Issuer, CHS IV, CHS Associates and the Other Stockholders entered into the Stockholders Agreement, which sets forth certain significant provisions relating to, among other things, the Issuer’s Board of Directors and drag-along rights.

Board of Directors.  The Stockholders Agreement provides that each of the parties thereto will vote its shares of Common Stock and take all other necessary actions to cause the Issuer’s Board of Directors to include, for so long as CHS IV and CHS Associates (the “CHS Entities”) own, in the aggregate, capital stock representing 5% or more of the outstanding shares of Common Stock, one director designated by the CHS Entities. The CHS Entities have the right to remove at any time, and to fill any vacancy arising from time to time with respect to, their designated director. In addition, the Stockholders Agreement provides that the CHS Entities may, for so long as they own, in the aggregate, capital stock representing 5% or more of the outstanding shares of Common Stock, designate a non-voting observer reasonably acceptable to the Issuer to attend any meetings of the Issuer’s Board of Directors. For so long as the CHS Entities own any shares of Common Stock, the Issuer’s management shall (i) regularly meet with the CHS Entities’ representatives to consult and advise on the Issuer’s business and (ii) permit the CHS Entities to examine the Issuer’s books and records and inspect the Issuer’s facilities at the CHS Entities’ request.

Drag-Along Rights.  In the event that the Issuer’s Board of Directors and the CHS Entities approve a sale of the Issuer (whether by merger, sale of Common Stock, sale of substantially all of the assets of the Issuer and its subsidiaries, or otherwise), the Other Stockholders must, upon the CHS Entities’ request, sell in such transaction the same percentage of their respective shares of Common Stock, on substantially the same terms and conditions, as CHS proposes to sell.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

As of the date of this Statement, except as set forth in this Statement, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.  The foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this Statement, CHS IV is the record owner of 10,726,004 shares of Common Stock.  The shares of Common Stock owned by CHS IV may be deemed to be beneficially owned by CHS Management, which is the general partner of CHS IV, and by CHS LLC, which is the general partner of CHS Management.  CHS Management and CHS LLC disclaim beneficial ownership of the shares of Common Stock owned by CHS IV, except to the extent of a pecuniary interest therein.  As of the date of this Statement, CHS Associates is the record owner of 17,630 shares of Common Stock.  The shares of Common Stock owned by CHS Associates may be deemed to be beneficially owned by CHS LLC, which is the managing general partner of CHS Associates.  CHS LLC disclaims beneficial ownership of the shares of Common Stock owned by CHS Associates, except to the extent of a pecuniary interest therein.

The 10,743,634 shares of Common Stock collectively owned by CHS IV and CHS Associates constitute approximately 55.6% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.

The Investment Committee of CHS LLC exercises sole voting and dispositive powers with respect to the shares of Common Stock held by CHS IV and CHS Associates.  The members of the Investment Committee are Brian P. Simmons, Daniel J. Hennessy, Thomas J. Formolo, David O. Hawkins and Richard A. Lobo (collectively, the “Investment Committee Members”).  Each of the Investment Committee Members disclaims beneficial ownership of the shares held by CHS IV and CHS Associates, except to the extent of a pecuniary interest therein.

The aggregate shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d)(3) of the Act in which CHS IV, CHS Associates or any of the Reporting Persons may be deemed a member.

Due to the relationship between the Reporting Persons and the Other Stockholders as set forth in the Stockholders Agreement (further described in Item 4 above), the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the Other Stockholders, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the limited matters described in Item 4 above over (and therefore to beneficially own) the 653,076 shares of Common Stock beneficially owned in the aggregate by the Other Stockholders as of the date of this Statement, such that each Reporting Person may be deemed to beneficially own 11,396,710 shares of Common Stock, representing approximately 58.9% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.  The Reporting Persons hereby expressly disclaim membership in any “group” with any person and expressly disclaim beneficial ownership of any shares of Common Stock that may be or are beneficially owned by the Other Stockholders.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the Other Stockholders for purposes of Section 13(d) of the Act or for any other purpose.

(c) During the past sixty days, there have been no transactions in Common Stock effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons have entered into the Joint Filing Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference, with respect to the joint filing of this Statement.

Except as described in this Statement, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 14, 2012, by and among the Reporting Persons.

Exhibit 2
Amended and Restated Stockholders Agreement, dated as of February 15, 2012, by and among the Issuer, CHS IV, CHS Associates and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2012).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2012

CODE HENNESSY & SIMMONS IV LP

By:	CHS Management IV LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS ASSOCIATES IV

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS MANAGEMENT IV LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS CAPITAL LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

Exhibit 1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party. The undersigned acknowledge and agree that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: June 14, 2012

CODE HENNESSY & SIMMONS IV LP

By:	CHS Management IV LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS ASSOCIATES IV

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS MANAGEMENT IV LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner

CHS CAPITAL LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Partner